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                                                                                                  EXHIBIT 12
                              COLUMBUS SOUTHERN POWER COMPANY
            Computation of Consolidated Ratios of Earnings to Fixed Charges and
                      Preferred Stock Dividend Requirements Combined
                             (in thousands except ratio data)

                                                                 Year Ended December 31,
                                                      1989       1990      1991       1992       1993
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . $ 75,323   $ 76,181  $ 80,245   $ 75,866   $ 74,119
  Interest on Other Long-term Debt. . . . . . . . .   12,079     12,276    11,489     11,430     10,436
  Interest on Short-term Debt . . . . . . . . . . .    2,476      7,539     3,665      3,282      1,305
  Miscellaneous Interest Charges. . . . . . . . . .    2,216      2,361     2,663      3,158      4,036
  Estimated Interest Element in Lease Rentals . . .    3,700      4,900     5,600      4,100      3,700
       Total Fixed Charges. . . . . . . . . . . . .   95,794    103,257   103,662     97,836     93,596
  Preferred Stock Dividend Requirements (a) . . . .   14,375      5,246     7,239     13,889     11,062
       Total Fixed Charges and Preferred Stock
         Dividend Requirements Combined . . . . . . $110,169   $108,503  $110,901   $111,725   $104,658

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . . $113,376   $ 96,000  $ 66,979   $ 76,244   $(55,898)(b)
  Plus Federal Income Taxes . . . . . . . . . . . .   24,273      6,178     1,074     27,389     34,154
  Plus State Income Taxes . . . . . . . . . . . . .        2          2         1       -          -
  Plus Fixed Charges (as above) . . . . . . . . . .   95,794    103,257   103,662     97,836     93,596
       Total Earnings . . . . . . . . . . . . . . . $233,445   $205,437  $171,716   $201,469   $ 71,852

Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividend Requirements . . . . . . . . . . .     2.11       1.89      1.54       1.80       0.68


(a)  Represents Preferred  Dividend  requirements less  the  effect of Preferred Dividend deduction for
     Federal income tax purposes ($624,000 and $326,000 for the years ended December 31, 1989 and December
     31, 1990, respectively and none for the years ended December 31, 1991 through December 31, 1993)
     multiplied by the ratio of Income before income taxes to Net Income with the Preferred Dividend deduction added to the result of the calculation.
(b)  Ratio includes the effect of the Loss from Zimmer Plant Disallowance of $144,533,000 (net of applicable income taxes of $14,534,000).  As a result, earnings for the twelve months ended December
     31, 1993 were inadequate to cover fixed charges and preferred stock dividend requirements combined by
     $32,806,000.  If the effect of the Loss from Zimmer Plant Disallowance were excluded, the ratio would be 2.08 for the twelve months ended December 31, 1993.
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